SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.  )


                        DecisionOne Holdings Corp.
___________________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.01 par value
___________________________________________________________________________
                      (Title of Class of Securities)



                                24345601000
___________________________________________________________________________
                              (CUSIP Number)


Laura VanBuren                      William J. Hewitt, Esq.
Welsh, Carson, Anderson             Reboul, MacMurray, Hewitt,
  & Stowe                             Maynard & Kristol
320 Park Avenue                     45 Rockefeller Plaza
New York, NY  10022                 New York, NY  10111
Tel. (212) 893-9500                 Tel. (212) 841-5700
___________________________________________________________________________
        (Persons Authorized to Receive Notices and Communications)


                                May 4, 1997
___________________________________________________________________________
          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ].

CUSIP No. 24345601000                        Page 2 of 19 Pages
___________________________________________________________________________
1)   Name of Reporting Person                Welsh, Carson,
     S.S. or I.R.S. Identification           Anderson & Stowe VI,
     No. of Above Person                     L.P.
___________________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Source of Funds                        Not Applicable
___________________________________________________________________________
5)   Check if Disclosure of                 Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
___________________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization
___________________________________________________________________________
Number of                7)   Sole Voting    2,266,410 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
With:                    __________________________________________________
                         8)   Shared Voting
                              Power                -0-
                         __________________________________________________
                         9)   Sole Disposi-  2,266,410 shares of
                              tive Power     Common Stock
                         __________________________________________________
                         10)   Shared Dis-
                              positive Power       -0-
                         __________________________________________________

11)   Aggregate Amount Beneficially          2,266,410 shares of
      Owned by Each Reporting Person         Common Stock
___________________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
___________________________________________________________________________
13)  Percent of Class
     Represented by                           8.2%
     Amount in Row (11)
___________________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 24345601000                        Page 3 of 19 Pages
___________________________________________________________________________
1)   Name of Reporting Person                 Welsh, Carson,
     S.S. or I.R.S. Identification             Anderson &
     No. of Above Person                       Stowe IV
___________________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Source of Funds                           Not Applicable
___________________________________________________________________________
5)   Check if Disclosure of                    Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
___________________________________________________________________________
6)   Citizenship or Place                     New York
     of Organization
___________________________________________________________________________
Number of                7)   Sole Voting    4,155,947 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person         __________________________________________________
With:                    8)   Shared Voting
                              Power                -0-
                         __________________________________________________
                         9)   Sole Disposi-  4,155,947 shares of
                              tive Power     Common Stock
                         __________________________________________________
                         10)   Shared Dis-
                              positive Power       -0-
                         __________________________________________________

11)   Aggregate Amount Beneficially          4,155,947 shares of
      Owned by Each Reporting Person         Common Stock
___________________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
___________________________________________________________________________
13)  Percent of Class
     Represented by                           14.9%
     Amount in Row (11)
___________________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 24345601000                        Page 4 of 19 Pages
___________________________________________________________________________
1)   Name of Reporting Person                 WCAS Capital
     S.S. or I.R.S. Identification             Partners, L.P.
     No. of Above Person
___________________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Source of Funds                            Not Applicable
___________________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
___________________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization
___________________________________________________________________________
Number of Shares         7)   Sole Voting     2,914,857 shares
Beneficially                  Power           of Common Stock
Owned by Each
Reporting Person
With:                    __________________________________________________
                         8)   Shared Voting
                              Power               -0-
                         __________________________________________________
                         9)   Sole Disposi-   2,914,857 shares
                              tive Power      of Common Stock
                         __________________________________________________
                         10)   Shared Dis-
                               positive Power      -0-
                         __________________________________________________

11)  Aggregate Amount Beneficially       2,914,857 shares
     Owned by Each Reporting Person           of Common Stock
___________________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
___________________________________________________________________________
13)  Percent of Class
     Represented by                           10.5%
     Amount in Row (11)
___________________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 24345601000                        Page 5 of 19 Pages
___________________________________________________________________________
1)   Name of Reporting Person                 WCAS Capital
     S.S. or I.R.S. Identification             Partners II,
     No. of Above Person                       L.P.
___________________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Source of Funds                            Not Applicable
___________________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
___________________________________________________________________________
6)   Citizenship or Place                       Delaware
     of Organization
___________________________________________________________________________
Number of Shares         7)   Sole Voting     297,606 shares
Beneficially                  Power           of Common Stock
Owned by Each                                 (issuable upon
Reporting Person                              exercise of
With:                                         warrants)
                         __________________________________________________
                         8)   Shared Voting
                              Power               -0-
                         __________________________________________________
                         9)   Sole Disposi-   297,606 shares
                              tive Power      of Common Stock
                                              (issuable upon
                                              exercise of
                                              warrants)
                         __________________________________________________
                         10)   Shared Dis-
                               positive Power      -0-
                         __________________________________________________
11)  Aggregate Amount Beneficially            297,606 shares
     Owned by Each Reporting Person           of Common Stock
                                              (issuable upon
                                              exercise of
                                              warrants)
CUSIP No. 24345601000                        Page 6 of 19 Pages
___________________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
___________________________________________________________________________
13)  Percent of Class
     Represented by                            1.1%
     Amount in Row (11)
___________________________________________________________________________
14)  Type of Reporting
     Person                                  PN
CUSIP No. 24345601000                        Page 7 of 19 Pages
___________________________________________________________________________
1)   Name of Reporting Person                 WCAS Venture
     S.S. or I.R.S. Identification             Partners
     No. of Above Person
___________________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Source of Funds                            Not Applicable
___________________________________________________________________________
5)   Check if Disclosure of                     Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
___________________________________________________________________________
6)   Citizenship or Place                       New York
     of Organization
___________________________________________________________________________
Number of Shares         7)   Sole Voting     18,630 shares
Beneficially                  Power           of Common Stock
Owned by Each
Reporting Person
With:                    __________________________________________________
                         8)   Shared Voting
                              Power               -0-
                         __________________________________________________
                         9)   Sole Disposi-   18,630 shares
                              tive Power      of Common Stock
                         __________________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         __________________________________________________
11)  Aggregate Amount Beneficially            18,630 shares
     Owned by Each Reporting Person           of Common Stock
___________________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
___________________________________________________________________________
13)  Percent of Class
     Represented by                           0.1%
     Amount in Row (11)
___________________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 24345601000                        Page 8 of 19 Pages
___________________________________________________________________________
1)   Name of Reporting Person                 WCAS Information
     S.S. or I.R.S. Identification             Partners, L.P.
     No. of Above Person
___________________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Source of Funds                           Not Applicable
___________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                       Not Applicable
     Required Pursuant to
     Item 2(d) or 2(e)
___________________________________________________________________________
6)   Citizenship or Place                     Delaware
     of Organization
___________________________________________________________________________
Number of Shares         7)   Sole Voting     51,176 shares
Beneficially                  Power           of Common Stock
Owned by Each
Reporting Person
With:                    __________________________________________________
                         8)   Shared Voting
                              Power               -0-
                         __________________________________________________
                         9)   Sole Disposi-   51,176 shares
                              tive Power      of Common Stock
                         __________________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         __________________________________________________

11)   Aggregate Amount Beneficially           51,176 shares
     Owned by Each Reporting Person           of Common Stock
___________________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
___________________________________________________________________________
13)  Percent of Class
     Represented by                           0.2%
     Amount in Row (11)
___________________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 24345601000                        Page 9 of 19 Pages

                               Schedule 13D
                               ____________

Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of DecisionOne Holdings Corp., a Delaware corporation ("DecisionOne" or the "Issuer"). The principal executive offices of the Issuer are located at 50 Eas Swedesford Road, Frazer, Pennsylvania 19355.

Item 2.   Identity and Background.
          _______________________

          (a) Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), WCAS Capital Partners, L.P., a Delaware limited partnership ("WCAS CP"), WCAS Capital Partners II, L.P., a Delaware limited partnership ("WCAS CP II"), Welsh, Carson, Anderson and Stowe VI, a New York limited partnership ("WCAS IV"), WCAS Venture Partners, a New York limited partnership ("WCAS VP"), and WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"). WCAS VI, WCAS CP, WCAS CP II, WCAS IV, WCAS VP and WCAS IP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          As further described in Item 6 below, WCAS VI, WCAS IV and WCAS CP have entered into a Voting Agreement and Irreveocable Proxy dated as of May 4, 1997 with Quaker Holding Co. ("Quaker"), J.H. Whitney & Co. ("Whitney") and the Issuer (the "Voting Agreement"). Pursuant to Rule 13d-5(b)(1) under the Act, such Reporting Persons together with the other parties to the Voting Agreement may also be deemed to constitute a group, however this statement on Schedule 13D is being filed solely on behalf of the Reporting Persons and not on behalf of any other members of such group. The Reporting Persons do not directly or indirectly beneficially own any securities of the Issuer other than those reported herein as being owned by them.

          WCAS VI
          _______

          (b)-(c) WCAS VI is a Delaware limited partnership. The principal business of WCAS VI is that of a private investment partnership. WCAS VI's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS VI is WCAS VI Partners, L.P., a Delaware limited partnership ("VI Partners").
CUSIP No. 24345601000                        Page 10 of 19 Pages

          WCAS CP
          _______

          (b)-(c) WCAS CP is a Delaware limited partnership. The principal business of WCAS CP is that of a private investment partnership. WCAS CP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS CP is WCAS CP Partners, a New York general partnership ("CP
Partners").

          WCAS CP II
          __________

          (b)-(c) WCAS CP II is a Delaware limited partnership. The principal business of WCAS CP II is that of a private investment partnership. WCAS CP II's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS CP II is WCAS CP II Partners, a New Jersey general partnership ("CP II Partners").

          WCAS IV
          _______

          (b)-(c) WCAS IV is a New York limited partnership. The principal business of WCAS IV is that of a private investment partnership. WCAS IV's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS IV is WCAS IV Partners, a New York general partnership ("IV
Partners").

          WCAS VP
          _______

          (b)-(c) WCAS VP is a New York limited partnership. The principal business of WCAS VP is that of a private investment partnership. WCAS VP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS VP is WCAS Ventures, a New York general partnership ("VP").

          WCAS IP
          _______

          (b)-(c) WCAS IP is a Delaware limited partnership. The principal business of WCAS IP is that of a private investment partnership. WCAS IP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS IP is WCAS INFO Partners, a Delaware general partnership ("INFO Partners").
CUSIP No. 24345601000                        Page 11 of 19 Pages

          VI Partners
          ___________

          (b)-(c) VI Partners is a Delaware limited partnership. The principal business of VI Partners is that of acting as the general partner of WCAS VI. VI Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VI Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          CP Partners
          ___________

          (b)-(c) CP Partners is a New York general partnership. The principal business of CP Partners is that of acting as the general partner of WCAS CP. CP Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP Partners are citizens of the United States and their respective names, principal business addresses and principal occupations are set forth below.

          CP II Partners
          ______________

          (b)-(c) CP II Partners is a New Jersey general partnership. The principal business of CP II Partners is that of acting as the general partner of WCAS CP II. CP II Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP II Partners are citizens of the United States and their respective names, principal business addresses and principal occupations are set forth below.

          IV Partners
          ___________

          (b)-(c) VI Partners is a New York general partnership. The principal business of IV Partners is that of acting as the general partner of WCAS IV. IV Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of IV Partners are citizens of the United States, and their respective principal business addresses and principal occupations are set forth below.

          VP
          __

          (b)-(c) VP is a New York general partnership. The principal business of VP is that of acting as the general partner of WCAS VP. VP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VP are citizens of the United States and their respective names, principal business addresses and principal occupations are set forth below.

CUSIP No. 24345601000                        Page 12 of 19 Pages

          INFO Partners
          _____________

          (b)-(c) INFO Partners is a Delaware general partnership. The principal business of INFO Partners is that of acting as the general partner of WCAS IP. INFO Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of INFO Partners are citizens of the United States and their respective names, principal business addresses and principal occupations are set forth below.

General Partners              Address             Occupation
________________              _______             __________
Patrick J. Welsh         Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners, CP
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, IV
                         New York, NY  10022     Partners and VP

Russell L. Carson        Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners, CP
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, IV
                         New York, NY  10022     Partners and VP

Bruce K. Anderson        Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners, CP
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, IV
                         New York, NY  10022     Partners, VP and
                                                 INFO Partners

Richard H. Stowe         Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners, CP
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, IV
                         New York, NY  10022     Partners and VP

Charles G. Moore, III    Welsh, Carson, Ander-   General Partner,
                         son & Stowe             CP Partners,
                         320 Park Avenue         CP II Partners
                         Suite 2500              and VP
                         New York, NY  10022

CUSIP No. 24345601000                        Page 13 of 19 Pages

Andrew M. Paul           Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners, CP
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, IV
                         New York, NY  10022     Partners and VP

Thomas E. McInerney      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners, CP
                         320 Park Avenue         Partners, CP II
                         Suite 2500              Partners, IV
                         New York, NY  10022     Partners, VP and
                                                 INFO Partners

Laura VanBuren           Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners,
                         320 Park Avenue         CP II Partners
                         Suite 2500              and VP
                         New York, NY  10022

James B. Hoover          Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners and
                         320 Park Avenue         CP II Partners
                         Suite 2500
                         New York, NY  10022

Robert A. Minicucci      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners and
                         320 Park Avenue         CP II Partners
                         Suite 2500
                         New York, NY  10022

Anthony J. deNicola      Welsh, Carson, Ander-   General Partner,
                         son & Stowe             VI Partners and
                         320 Park Avenue         CP II Partners
                         Suite 2500
                         New York, NY  10022

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 24345601000                        Page 14 of 19 Pages

Item 3.   Source and Amount of Funds and Other Consideration.
          __________________________________________________

          Not Applicable.

Item 4.   Purpose of Transaction.
          ______________________

          See Item 6 below.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following information is based on a total of 27,817,832 shares of Common Stock outstanding as of April 30, 1997 (based on representations of the Issuer), and, with respect to WCAS CP II, gives effect to the exercise of presently-exercisable Warrants to Purchase Common
Stock:

          (a)

          WCAS VI and VI Partners
          _______________________

          WCAS VI owns 2,266,410 shares of Common Stock, or approximately 8.2% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP and CP Partners
          _______________________

          WCAS CP owns 2,914,857 shares of Common Stock, or approximately 10.5% of the Common Stock outstanding. CP Partners, as the general partner of WCAS CP, may be deemed to beneficially own the securities owned by WCAS CP.

          WCAS CP II and CP II Partners
          _____________________________

          WCAS CP II owns 297,606 shares of Common Stock, or approximately 1.1% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

          WCAS IV and IV Partners
          _______________________

          WCAS VI owns 4,155,947 shares of Common Stock, or approximately 14.9% of the Common Stock outstanding. IV Partners, as the general partner of WCAS IV, may be deemed to beneficially own the securities owned by WCAS IV.

CUSIP No. 24345601000                        Page 15 of 19 Pages

          WCAS VP and VP
          ______________

          WCAS VP owns 18,630 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. VP, as the general partner of WCAS VP, may be deemed to beneficially own the securities owned by WCAS VP.

          WCAS IP and INFO Partners
          _________________________

          WCAS IP owns 51,176 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          General Partners of VI Partners, CP Partners, CP
          II Partners, IV Partners, VP and INFO Partners
          ________________________________________________

          (i) Patrick J. Welsh owns 64,456 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 64,456 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 64,456 shares of Common Stock (including 21,685 shares held in an IRA account), or approximately 0.2% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns 13,721 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Charles G. Moore, III owns 6,911 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Andrew M. Paul owns 15,061 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Thomas E. McInerney owns 31,377 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (viii) Laura VanBuren owns 2,725 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) James B. Hoover owns 9,411 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Robert A. Minicucci owns 8,124 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 24345601000                        Page 16 of 19 Pages

          (xi) Anthony J. deNicola owns 5,411 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VI Partners, CP Partners, CP II Partners, IV Partners, VP and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares owned by WCAS VI, WCAS CP, WCAS CP II, WCAS IV, WCAS VP and WCAS IP, respectively. Each of the general partners of VI Partners, CP Partners, CP II Partners, IV Partners, VP and INFO Partners disclaim beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VI Partners, CP Partners, CP II Partners, IV Partners, VP and/or INFO Partners, as the case may be, in the shares owned by WCAS VI, WCAS CP, WCAS CP II, WCAS IV, WCAS VP and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VI, WCAS CP, WCAS CP II, WCAS IV, WCAS VP or WCAS IP.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          __________________________________________

          On May 4, 1997 the Issuer entered into an Agreement and Plan of Merger with Quaker (the "Merger Agreement"), providing for, among other things, the merger of Quaker with and into the Issuer (the "Merger"). The Merger Agreement is incorporated herein as Exhibit B hereto by reference to
Exhibit 2.1 to the Issuer's Form 8-K dated May 4, 1997, as filed with the Securities and Exchange Commission on May 6, 1997 (the "Form 8-K"). Any description of the Merger Agreement is qualified in its entirety by reference thereto. As a condition to Quaker entering into the Merger Agreement, contemporaneously with the execution thereof certain stockholders of the Issuer, including three of the Reporting Persons, entered into the Voting Agreement. The Voting Agreement is incorporated herein as Exhibit C hereto by reference to Exhibit 2.2 to the Form 8-K.
Any description of the Voting Agreement is qualified in its entirety by reference thereto.

          Pursuant to the Voting Agreement, WCAS VI, WCAS IV and WCAS CP have agreed to vote 1,284,060, 2,559,656 and 1,447,016 shares, respectively, of Common Stock (the "Voting Agreement Shares") to approve and adopt the Merger Agreement, the Merger and all agreements relating to the Merger and any actions related thereto at any meeting of stockholders of the Issuer, and to appoint Quaker as proxy for and on behalf of them to vote the Voting Agreement Shares.

          The Reporting Persons have also agreed under the Voting Agreement that during the time that the Voting Agreement is in effect they will not sell, transfer, assign, encumber or otherwise dispose of any of the Voting Agreement Shares or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of the Voting Agreement Shares. The Voting Agreement will remain in effect until the earlier of the effectiveness of the Merger or the termination of the Merger Agreement, as more fully described in the Voting Agreement.

Item 7.   Material to Be Filed as Exhibits.
          ________________________________

          Exhibit A - Group Agreement (Appears at Page 19)

          Exhibit B - Merger Agreement (Incorporated by Reference to
Exhibit 2.1 to the Issuer's Form 8-K dated May 4, 1997, as filed with the Securities and Exchange Commission on May 6, 1997.)

          Exhibit C - Voting Agreement (Incorporated by Reference to
Exhibit 2.2 to the Issuer's Form 8-K dated May 4, 1997, as filed with the Securities and Exchange Commission on May 6, 1997.)

CUSIP No. 24345601000                        Page 17 of 19 Pages

Signature:
_________

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                         By:  WCAS VI Partners, General Partner


                         By   /s/ Thomas E. McInerney
                                   General Partner

                         WELSH, CARSON, ANDERSON & STOWE IV
                         By:  WCAS IV Partners, General Partner


                         By   /s/ Thomas E. McInerney
                                   General Partner

                         WCAS CAPITAL PARTNERS, L.P.
                         By:  WCAS CP Partners, General Partner


                         By    /s/ Thomas E. McInerney
                                    General Partner

                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner


                         By    /s/ Thomas E. McInerney
                                    General Partner

                         WCAS VENTURE PARTNERS
                         By:  WCAS Ventures, General Partner


                         By    /s/ Thomas E. McInerney
                                    General Partner


                         WCAS INFORMATION PARTNERS, L.P.
                         By:  WCAS IP Partners, General Partner


                         By     /s/ Thomas E. McInerney
                                     General Partner
Dated:  May 14, 1997

CUSIP No. 24345601000                        Page 18 of 19 Pages
                                                            EXHIBIT A
                                 AGREEMENT
                                    OF
                 WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                    WELSH, CARSON, ANDERSON & STOWE IV
                        WCAS CAPITAL PARTNERS, L.P.
                      WCAS CAPITAL PARTNERS II, L.P.
                      WCAS INFORMATION PARTNERS, L.P.
                                    AND
                           WCAS VENTURE PARTNERS
                         PURSUANT TO RULE 13d-1(f)
                         _________________________

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                         WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                         By:  WCAS VI Partners, General Partner


                         By   /s/ Thomas E. McInerney
                                   General Partner

                         WELSH, CARSON, ANDERSON & STOWE IV
                         By:  WCAS IV Partners, General Partner


                         By     /s/ Thomas E. McInerney
                                   General Partner

                         WCAS CAPITAL PARTNERS, L.P.
                         By:  WCAS CP Partners, General Partner


                         By   /s/ Thomas E. McInerney
                                    General Partner

                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner


                         By   /s/ Thomas E. McInerney
                                    General Partner

CUSIP No. 24345601000                        Page 19 of 19 Pages

                         WCAS VENTURE PARTNERS
                         By:  WCAS Ventures, General Partner


                         By    /s/ Thomas E. McInerney
                                   General Partner

                         WCAS INFORMATION PARTNERS, L.P.
                         By:  WCAS IP Partners, General Partner


                         By     /s/ Thomas E. McInerney
                                    General Partner

Dated:  May 14, 1997